Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 13 DATED SEPTEMBER 16, 2010

Supplement Nos. 11, 12 and 13 to be used with
PROSPECTUS DATED SEPTEMBER 21, 2009

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 11 (cumulative, replacing all prior supplements) dated July 21, 2010 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 14 hotels containing a total of 1,842 guest rooms for an aggregate gross purchase price of approximately $270 million; (c) our execution of certain purchase contracts that relate to ten hotels containing a total of 1,289 guest rooms and that provide for an aggregate gross purchase price of approximately $151 million; (d) our execution of a ground lease for the potential construction of two hotels in Richmond, Virginia; (e) the termination of two purchase contracts; (f) financial and operating information for all of our purchased hotels; and (g) our recent financial information and certain additional information about us.

Supplement No. 12 dated August 19, 2010 reports on (a) the status of our best efforts offering of Units; (b) our purchase of three hotels containing a total of 394 guest rooms for an aggregate gross purchase price of approximately $50.3 million; (c) our execution of certain purchase contracts that relate to six hotels containing a total of 760 guest rooms and that provide for an aggregate gross purchase price of approximately $121.1 million; and (d) our recent unaudited financial information and certain additional information about us.

Supplement No. 13 dated September 16, 2010 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 4 hotels containing a total of 530 guest rooms for an aggregate gross purchase price of approximately $52.6 million; (c) our execution of certain purchase contracts that relate to 17 hotels containing a total of 2,376 guest rooms and that provide for an aggregate gross purchase price of approximately $297.8 million; and (d) financial and operating information for our recently purchased hotels.

As of May 14, 2008, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of August 31, 2010, we had closed on the sale of 142,450,228 Units at $11 per Unit and from such sale we raised gross proceeds of approximately $1.6 billion and proceeds net of selling commissions and marketing expenses of approximately $1.4 billion. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $1.7 billion and proceeds net of selling commissions and marketing expenses of approximately $1.5 billion.

In connection with our hotel and land purchases to date, we paid a total of approximately $20.5 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.